FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Grant of Conditional Share Award under GlaxoSmithKline Performance Share Plan

I give below details of changes in the interests of the below-mentioned Person Discharging Managerial Responsibility ("PDMR") in the Ordinary Shares of the Company ("Ordinary Shares") as a result of an award made under the 2009 Performance Share Plan ("PSP") on 4 August, 2015.

This award was made following the completion and implementation of the three-way transaction with Novartis in recognition of Ms Walmsley's increased role and responsibility as CEO of the new joint venture, GSK Consumer Healthcare.

PDMR	Number of Ordinary Shares subject to the award
Emma Walmsley	59,493

The PSP was approved by shareholders on 20 May 2009, and allows a performance-related opportunity in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, a conditional award is granted over a specific number of Ordinary Shares, and the percentage of the award that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.  This award is conditional on three equally weighted performance measures, as set out in announcements from the Company on 12 February and 31 July 2015.

Dividends will accrue on the conditional award of Ordinary Shares during the three-year performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period.

The vesting date for this conditional award will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

The above conditional award was made on 4 August 2015.   The closing price of an Ordinary Share on 4 August 2015 was £14.01.

The Company and Ms Walmsley were advised of this transaction on 5 August 2015.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 August 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 05, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc